
02056556

PE 8.30.02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002.


RECD S.E.C.
SEP 4 - 2002
1086

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X_

PROCESSED
SEP 05 2002
THOMSON
FINANCIAL

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

Exhibits Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)



Date: August 30. 2002

By: ______________________
Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.	Description of Exhibits
1	Press Release dated August 30, 2002


Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO ACQUIRE EQUITY INTEREST IN AND MANAGE SONOMA MISSION INN & SPA

- Fairmont set to expand resort offering in U.S. as part of strategic growth plans -

TORONTO, August 30, 2002- Fairmont Hotels & Resorts Inc. ("FHR") (TSX/NYSE: FHR) today announced that it has completed a transaction with Crescent Real Estate Equities Company ("Crescent") (NYSE:CEI) to manage the Sonoma Mission Inn & Spa in Sonoma County, California. Effective September 1, FHR's luxury management company, Fairmont Hotels & Resorts ("Fairmont"), will operate the property, which will be officially flagged "The Fairmont Sonoma Mission Inn & Spa" in October 2002. In addition to securing the long-term management contract, FHR purchased a 19.9% equity interest in the resort for an aggregate investment of $19 million.

"FHR has been actively seeking strategic growth opportunities in the United States to increase its luxury portfolio," comments William R. Fatt, chief executive officer of FHR. "Our portfolio has a significant resort component with properties located in markets with high barriers to entry. This resort is a perfect fit and expands on our strong presence in the California market, the historic home of the Fairmont brand." Mr. Fatt continued, "The Sonoma Mission Inn & Spa, with its recently expanded 40,000 square foot spa, meeting facilities and access for its guests to an exclusive membership golf club, will be an excellent compliment to Fairmont's luxury collection."

The 75 year-old, 228-room resort has become part of the fabric of the community, a grand retreat in the heart of the California wine country. "We look forward to working with our partner to broaden the resort's distribution network and expand on its success," adds Mr. Fatt.

Denny Alberts, president and chief operating officer of Crescent remarks, "We are proud of the Sonoma Mission Inn & Spa and the efforts the Mission employees have made to establish this property as one of the most prestigious resorts in Northern California. We look forward to partnering with Fairmont, one of North America's largest luxury brands, to enhance our national exposure while maintaining the standards our guests have come to expect."

Long known as a historic spa destination in the heart of the California Wine Country, Sonoma Mission Inn & Spa is the recipient of the AAA Four-Diamond Award and Mobile Four-Star Award. The recently expanded private spa facility boasts its own source of thermal mineral water. Santé, opened in December 2001, presents gourmet and spa menus featuring regional products. The 228-room hotel offers 97 original Historic Inn guestrooms, 71 recently refurbished Wine Country rooms, 30 Wine Country suites built in 1997 and 30 Mission suites built in 2000. The resort includes two pools, fourteen well-appointed meeting rooms, and a full service business center. Guests have preferred access to Sonoma National, a private 18-hole championship golf course. Fairmont will work with Crescent to complete the final phase of the resort's multi-year renovation program, which will begin in the fall and include the refurbishment of the Historic Inn rooms.

About Crescent

Crescent is one of the largest publicly held real estate investment trusts in the nation. Through its subsidiaries and partners, Crescent owns and manages a portfolio of 75 premier office buildings totaling nearly 29 million square feet and centered in the Southwestern United States, with major concentrations in Dallas, Houston, Austin and Denver. In addition, the company has investments in world-class resorts and spas and upscale residential developments.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 78 luxury and first class properties with more than 30,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds a 67 percent controlling interest in Fairmont, North America's largest luxury hotel management company. Fairmont now manages 39 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 22 properties.

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Investors:
Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com/investor

Media:
Laura Fairweather
Executive Director Public Relations
Tel: 416.874.2404
Email: communications@fairmont.com
Website: www.fairmont.com